FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC to acquire Lloyds TSB's Brazilian assets

The HSBC Group has reached agreement to acquire substantially all of Lloyds TSB's onshore and offshore assets related to Brazil, including its consumer finance business, for an aggregate consideration of US$815 million.

The main part of the transaction is the acquisition of 100 per cent of the shares of Banco Lloyds TSB SA-Banco Multiplo and Losango Promotora de Vendas ("Losango") for US$451 million. In addition, HSBC Bank Brasil SA-Banco Multiplo ("HSBC Bank Brasil") will assume substantially all the assets and liabilities (excluding equity) of Lloyds TSB's Brazilian branch for which it has paid Brazilian Reais 410 million (equivalent to US$ 144 million) representing the net difference between such assets and liabilities. HSBC Bank plc will also acquire certain Brazilian offshore loan assets held by Lloyds Bank Plc for an amount of US$220 million, and is taking over certain intra-group funding currently provided by Lloyds TSB for its Brazilian businesses.

The combined assets of the companies and assets being acquired amount to approximately US$2.7 billion.

Completion of the acquisition is subject to final regulatory approval by the Central Bank of Brazil.

Lloyds TSB has operated in Brazil for over 140 years and is presently operating in two main areas: consumer finance through the market leading Losango franchise, with over 7 million individual customers serviced through 16,000 merchant outlets, focusing on in-store, vehicle, personal and car lending; and a wholesale banking activity, providing financing and treasury services to local and multinational companies.

The acquisition of Losango dovetails strategically with HSBC's acquisition of Household International, a leading US consumer finance company, earlier this year and extends the customer group HSBC accesses in Brazil.

HSBC has run a successful and profitable operation in Brazil since 1997, when it established HSBC Bank Brasil (formerly Banco HSBC Bamerindus SA). With more than 1,500 offices throughout the country, HSBC Bank Brasil provides a full range of personal financial services, including current accounts, insurance, credit card, loans and pensions, as well as services to small and medium-size enterprises and long-term relationships with major national and international corporations and institutions.

Michael F Geoghegan, Group General Manager South America and President of HSBC Bank Brasil, said:

"This acquisition will build on the significant investment HSBC has already made in Brazil and reflects the Group's wish to develop its presence in growth markets. It will represent an important step forward for our corporate and wholesale operations. It will allow us to develop what is already the leading consumer finance business in Brazil by deploying internationally, for the first time within HSBC, skills and techniques from the successful Household model. HSBC will acquire well over 7 million additional clients and will have a major opportunity to broaden our relationship with them. With this acquisition HSBC will have more than 100 million customers around the world and we look forward to serving our enlarged Brazilian customer base to the high standards expected of the world's local bank."

Note to editors:

1.   HSBC Holdings plc

HSBC Holdings plc is one of the largest banking and financial services organisations in the world. With assets of US$983 billion at 30 June 2003, it has over 9,500 offices in 79 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. HSBC Bank plc is a wholly-owned subsidiary of HSBC Holdings plc

2.   HSBC Bank Brasil

HSBC Bank Brasil SA-Banco Multiplo is a subsidiary of HSBC Holdings plc, with more than 1,500 branches and over 3 million clients in Brazil.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: October 9, 2003